Law Offices of Thomas E. Puzzo, PLLC

3823 44th Ave. NE

Seattle, Washington 98105

Telephone: +1 (206) 522-2256

E-mail: tpuzzo@msn.com

April 8, 2020

VIA E-MAIL ATTACHMENT

Office of Manufacturing

United States Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Re: Goldenwell Biotech, Inc.

Registration Statement on Form S-1

Filed February 21, 2020

File No. 333-236561

Dear Sir or Madam:

We submit the information in this letter, on behalf of our client, Goldenwell Biotech Inc., a Nevada corporation (the “Company”), in response to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated March 18, 2020.

The Staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the Staff’s comments follow each staff comment.

Registration Statement on Form S-1 filed February 21, 2020

General

1. Please revise footnote (1) to the fee table to refer to 800,000 shares instead of 900,000 shares.

Company response: The Company has revise footnote (1) of the fee table to refer to 800,000 shares instead of 900,000.

Emerging Growth Company, page 3

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Company response: The Company confirms that it has not made any written communications, as defined in Rule 405 under the Securities Act, and that it has not authorized anyone to do so on its behalf.

3. Please add risk factors to compare the offering price per share with the price per share price paid by your executive officer and directors on August 20, 2019 and to highlight the immediate and substantial dilution from this offering. Also, add a risk factor to highlight, if applicable, that your officers and directors reside outside of the United States, such as the ability of investors to enforce their legal rights, to effect service of process or to enforce judgments of United States courts.

Company response: The Company has added two risk factors, on pages 10 and 12.

4. Please add a risk factor to explain clearly the conflicts, if applicable, created by your chief executive officer being the chairman of a nutraceutical and dietary supplements company located in China that sells products that compete with your products.

Company response: The Company does not believe that a conflict of interest exists because the referenced nutraceutical and dietary supplements company located in China only operates in China, and the Company will not operate in China.

5. Please clarify whether your officers and directors still hold their positions with Jilin Jinziyuan Biotech Co., Ltd., MegaGrow Electronics Inc. and Australian Trefoil Health and Technologies Pty. Ltd. mentioned on pages 33 and 34. If your officers will not devote full-time attention to your business, revise to state so directly and the amount of time they intend to devote to your affairs. Please add any appropriate risk factors related to their time commitment and any possible conflicts of interest. In that regard, we note that Australian Trefoil Health and Technologies Pty. Ltd. sells some of the same products as you. Please consider whether you should include Item 404 of Regulation SK disclosures to the extent that you have any arrangements or agreements with any of the entities associated with your officers and directors. In that regard, we note that Trefoil’s name and logo is on your Sugar Master and DNA Repair labels.

Company response: On page 7, the Company has added a risk factor disclosing the limited amount of time each officer and director will spend on Company matters. The Company has considered whether it should include Item 404 of Regulation SK disclosures to the extent that you have any arrangements or agreements with any of the entities associated with your officers and directors, and the Company has determined that it has no such arrangements or agreements.

An increase in the cost and shortage of supply of key raw materials could adversely affect our business, page 9

6. Please revise this risk factor to disclose the key raw materials related to your products.

Company response: On page 9, the Company has included a list of key raw materials related to its products in the first sentence of the referenced risk factor.

Because we will likely have fewer than three hundred shareholders of record, page 10

7. Please reconcile your disclosure on page 10 that you “presently intend” to file a Registration Statement on Form 8-A with your disclosure in the last paragraph on page 11 that you “have no current plans” to file a Registration Statement on Form 8-A.

Company response: The Company has removed the text, “(of which we have no current plans to file)” on page 11.

Use of Proceeds, page 16

8. Please revise your Use of Proceeds section to disclose a description of how you intend to use the proceeds received from the shares of common stock offered by the company and how you intend to raise additional funds if the proceeds from this offering are insufficient to cover the intended uses. Your discussion should show the amount of proceeds to be allocated for each purpose assuming different amounts of proceeds raised and the number of shares sold. We note your disclosure on page 31 that you intend to construct production facilities for your products.

Company response: The Company has revised its Use of Proceeds table of page 16 in response to this comment.

9. Please clarify your reference to “selling shareholders” on page 11 since it appears that you are conducting a primary offering.

Company response: The Company has removed references to selling shareholders on pages 11 and 20.

Plan of Distribution, page 19

10. Please expand your disclosure to describe in how your securities will be offered and how you intend to have investors subscribe for the securities offered. Please disclose the duration of the offering.

Company response: The Company has added the text, “by way of telephone and/or e-mail. Mr. Liu, Ms. Xie and Mr. Yang will provide a subscription agreement to each offeree,” and “The Offering will commence promptly on the date upon which this prospectus is declared effective by the SEC and will continue for 16 months.” on page 10. Please note that the Company has added a subscription agreement as Exhibit 10.1 to the Form S-1.

Description of Business, page 24

11. We note your disclosure in this section about the five products and the advantages. Please revise this section to clarify the status for your production of your products listed in this section. Please disclose any material hurdles that remain until you can sell the products commercially.

Company response: The Company has added disclosure in response to this comment by adding a section titled, “Status of Production” to the Description of Business on page 24.

12. Please explain the information presented in this section so that it is understandable to investors. For example, revise the disclosure on page 24 to clarify what you mean by the term “W-S skin cell relaxation factor” and revise the disclosure on page 26 to clarify the significance to investors of “molecular weight of 8000 da.”

Compliance with Government Regulation, page 29

13. We note your your reference to regulation in this section. Please provide the disclosure required by Item 101(h)(4)(viii) and (ix). In this regard, it is unclear whether the products mentioned on pages 24-29 require clearance from the FDA given your disclosure about the effects of the products.

Company response: We have added disclosure to page 29 under the Compliance with Government Regulation Section clarifying that our products to no require registration with or clearance from the FDA.

Directors, Executive Officers, Promoters and Control Persons, page 33

14. Please expand the disclosure in this section to identify who is performing the functions of your chief financial officer.

Company response: The Company has added disclosure on page 33 to confirm that Shuang Liu is our principal accounting officer and principal financial officer.

Where You Can Find More Information, page 39

15. Please disclose your internet address.

Company response: The Company has disclosed its Internet address on page 39.

Signatures, page II-5

16. Please identify below the second paragraph of text required on the Signatures page who signed your document in the capacity of controller or principal accounting officer.

Company response: The Company has disclosed Shuang Liu as its principal accounting officer.

Very truly yours,

LAW OFFICES OF THOMAS E. PUZZO, PLLC

/s/ Thomas E. Puzzo
Thomas E. Puzzo